NEWS RELEASE

August 1, 2018
TAHOE REPORTS SECOND QUARTER 2018 FINANCIAL AND OPERATIONAL RESULTS;
ON TRACK TO MEET 2018 GUIDANCE
VANCOUVER, British Columbia – August 1, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) today announced financial and operating results for the second quarter and first half ended June 30, 2018. The Company produced 102.6 thousand ounces of gold during the quarter at total cash costs and all-in sustaining costs ("AISC") of $708 and $1,060 per ounce, respectively.
Jim Voorhees, President and CEO of Tahoe: “Our gold business performed well this quarter with notable improvements over the prior period. We produced 102.6 thousand ounces and we remain on track to meet our 2018 full-year production, cost and capital guidance. At Shahuindo, we achieved record quarterly production of 24.5 thousand ounces and in Timmins we achieved record quarterly mill throughput of 3,921 tonnes per day (tpd). Construction at our two expansion projects, the Bell Creek shaft and the Shahuindo Expansion, continue to progress nicely and both remain on track for completion by the end of the year, positioning us to achieve our target of approximately 500 thousand ounces of gold production in 2019. We reported a loss of ($0.05) per share for the quarter reflecting the continued impact of the Escobal mine suspension and our ongoing care and maintenance costs to maintain readiness for restart. While we are disappointed that the Constitutional Court decision is still pending, we remain focused on those issues within our control. We continue to have constructive dialogue at the Casillas roadblock and we believe we are well-positioned to resume operations at Escobal following a positive court ruling."
Key Financial and Operating Results

$ millions unless otherwise indicated	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Revenue	$127.1	$209.6	$267.1	$460.6
Earnings (loss) and total comprehensive income (loss)	$(15.6)	$33.5	$(22.4)	$108.2
Earnings (loss) per share	$(0.05)	$0.11	$(0.07)	$0.35
Adjusted earnings (loss)(1)	$(15.1)	$33.8	$(22.3)	$108.9
Adjusted earnings (loss) per share(1)	$(0.05)	$0.11	$(0.07)	$0.35
Cash provided by operating activities	$18.2	$96.1	$40.3	$174.6
Cash provided by operating activities before changes in working capital(1)	$31.8	$99.4	$70.4	$232.3

Silver Production (moz)(3)	—	4.1	0.1	9.8
Gold production (koz)	103	112	193	231
Total cash cost per silver oz produced ($/oz)(1)(2)	$—	$6.73	$—	$6.15
AISC per silver oz produced ($/oz)(1)(2)	$—	$10.00	$—	$8.91
Total cash cost per gold oz produced ($/oz)(1)(2)	$708	$601	$748	$587
AISC per gold oz produced ($/oz)(1)(2)	$1,060	$925	$1,106	$892
Sustaining capital	$24.9	$16.7	$32.6	$26.5
Project capital	$51.8	$31.3	$87.9	$46.8
Exploration expense	$4.4	$5.9	$7.2	$10.1
Corporate G&A	$13.7	$11.4	$25.5	$23.1
Weighted average shares outstanding (basic, in millions)	313.25	312.79	313.22	312.43

(1)	See “Cautionary Note on Non-GAAP Financial Measures” at the end of this news release.

(2)	Total cash costs and AISC are presented net of by-product credits.

(3)	No silver was produced from Escobal during Q2 2018 while the mine remained on care and maintenance.

MINING FOR SUSTAINABLE VALUE	1

Q2 2018 Summary & Highlights:
Gold production and costs on track during Q2 2018 to meet full-year 2018 guidance – Q2 2018 gold production totaled 102.6 thousand ounces at total cash costs and AISC of $708 and $1,060 per ounce, respectively. The Company remains on track to be within all previously published production, cost and capital guidance for the year 2018 with gold production weighted to the second half of the year.

Shahuindo achieved record quarterly gold production of 24.5 thousand ounces – The Company achieved record production at Shahuindo during the quarter as the mine continues to ramp up. The mine is currently operating at a rate of 17,000 tpd and is scheduled to increase to 36,000 tpd by the end of 2018, using a combination of run-of-mine (ROM) and crushing and agglomeration (C&A) to process the ore. During the quarter, approximately 80% of the ore placed onto the leach pads was truck dumped ROM and 20% was processed through the C&A circuit. As ore body knowledge and operating experience is gained, ore characteristics are continually assessed to determine amenability for ROM versus processing through C&A.

La Arena production weighted to second half of the year – The quarterly production at La Arena was impacted by the 13-day labor strike at the end of April. Although leaching continued throughout the quarter, ore stacking was temporarily curtailed during the strike, and ounces leached are slightly behind plan. Production at La Arena remains on track to meet full year production and cost guidance.

Bell Creek Mill achieved record quarterly throughput of 3,921 tpd – Mill operations averaged a record 3,921 tpd in Q2 2018 as part of the Company's efforts to optimize the Timmins operations. Once the Bell Creek shaft project is complete and the mine ramps up, management estimates that the mill will be able to achieve sustainable average throughput of approximately 4,400 tpd with minimal additional capital expenditure.
Earnings adversely impacted by the Escobal mine suspension – Loss of $15.6 million ($0.05 per share) was negatively impacted by the ongoing suspension of mining activities at the Escobal mine, which resulted in no material revenue for the quarter, compounded by care and maintenance costs of $8.1 million ($0.03 per share).
Positive cash flow of $18.2 million – Cash flow provided by operating activities was $18.2 million and cash flow provided by operating activities before changes in working capital totaled $31.8 million for the quarter, despite the ongoing suspension at Escobal.
Net liquidity position of $119.7 million – Tahoe ended the quarter with $69.7 million in cash and cash equivalents. During the quarter, the Company drew $75.0 million on its revolving credit facility and has a remaining available balance of $100.0 million undrawn plus a $25.0 million accordion. The drawing on the credit facility in 2018 was planned in order to support the completion of the two expansion projects in Canada and Peru.
Shahuindo Expansion on track for 36,000 tpd ramp-up by year-end – Detailed engineering of the 24,000 tpd C&A circuit is significantly advanced, procurement of critical items is substantially complete and construction was focused on civil works during the quarter. Expansion of the adsorption, desorption and refining (ADR) process plant is 84% complete and progress on the electrical substation and transmission line for the project continued during Q2 2018.
The Shahuindo Expansion project remains within original guidance. The Shahuindo Expansion includes the 36,000 tpd C&A circuit (with estimated capital guidance of $80 million) as well as the expansion of the ADR plant to 36,000 tpd, the installation of a 220kv transmission line and substation, leach pad 2B and other associated secondary projects such as the water treatment facilities. Total estimated costs for the Shahuindo Expansion (including the $80 million C&A circuit) is $170 to $180 million, of which $120.8 million has been spent through June 30, 2018 ($34.3 million in Q2 2018) with an additional $23.2 million committed. Approximately $30 to $35 million of the total Shahuindo Expansion guidance is expected to be spent for the secondary projects in 2019.
Bell Creek shaft project progressing towards completion in early Q4 2018 – The Bell Creek shaft project continues to progress well. The overall construction is expected to be complete by early Q4 2018 with the final commissioning through the end of the year. All shaft excavation is now complete. Construction activities underground are progressing in the loading pocket, conveyor gallery and ore/waste chute installations and at both truck dump stations. Surface construction continued with the headframe and majority of structural steel work substantially complete. The shaft project is estimated to be within 5% of the original $80 million guidance. Approximately $71.4 million has been spent through June 30, 2018 ($10.9 million spent in Q2 2018). Of the remaining amount, the Company has made $5 million in project commitments.
Organizational Changes – On June 15, 2018, James S. Voorhees assumed the position of President and CEO of Tahoe Resources following the retirement of Ron W. Clayton. Mr. Voorhees has been a director of the Company since its inception in 2010, and remains on the Board of Directors. For additional information please refer to the news release dated June 12, 2018 available on the Company's website at www.tahoeresources.com.

MINING FOR SUSTAINABLE VALUE	2

Guatemala Update:
Update on Escobal Mining License and Export Credential – On July 5, 2017, the Company was notified that the Supreme Court of Guatemala issued a provisional decision in respect of the action against the Ministry of Energy and Mines ("MEM") that suspended the Escobal mining license of Minera San Rafael ("MSR") until the underlying civil claim was fully heard on the merits. On September 10, 2017, the Supreme Court issued a definitive decision on the merits of the underlying claim and reinstated Escobal’s mining license. The ruling allowed Escobal to restart operations immediately and to continue to operate during consultation. The ruling also ordered MEM to consult with the Xinka indigenous communities within a certain geographic area within 12 months. In response to a motion for clarification filed by MSR, on August 26, 2017 the Supreme Court confirmed that MEM must consult in four municipalities in the region of the Escobal mine: Casillas, Nueva Santa Rosa, Mataquescuintla and San Rafael Las Flores. CALAS and other interested parties appealed the Supreme Court’s decision reinstating the Escobal license to the Constitutional Court which heard the matter on October 25, 2017. The Constitutional Court was expected to rule on the appeals before the end of 2017, but has not yet ruled.
On March 8, 2018, the Constitutional Court requested that additional information in the case be provided by certain third parties, including original copies of documents submitted in July 2017, as well as an anthropological study of the surrounding communities to establish the current populations of indigenous people in San Rafael las Flores and several surrounding communities, a third-party review of the Escobal Environmental Impact Study and the mitigation measures required by the study, and a third-party review of the MEM’s consultation process that led to the initial mining license being granted in 2013. All requested information was provided to the Constitutional Court by the third parties by April 10, 2018.
On April 14, 2018, Dina Ochoa was appointed as the new Constitutional Court President, an appointment which changes annually. Since her appointment, Magistrate Ochoa publicly stated it was her priority to resolve cases expeditiously, including the case related to the Escobal license appeal.
In June 2017, the Company filed its annual request to renew the export credential with MEM. However, MEM did not renew the credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license since a mining license is required in order for an export credential to be issued. The credential therefore expired in August 2017. The Company expects that MEM will renew the export credential in the event of a positive ruling from the Constitutional Court reinstating the license.
Update on Guatemala Roadblock – Since June 7, 2017, a group of protesters near the town of Casillas has blocked the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine. Operations were reduced between June 8 and June 19, 2017 and were fully suspended on July 5, 2017, following the Supreme Court’s provisional decision to suspend the Escobal mining license while the case against MEM was heard on the merits.
The roadblock has limited the transport of necessary supplies and fuel for the purpose of mine maintenance, although the Company's Guatemalan subsidiary, Minera San Rafael ("MSR") has maintained sufficient supplies to ensure compliance with environmental mitigation measures. The Company believes these actions are being carried out by a small group of protestors who are not representative of all community members. Further, the blockade appears to be politically motivated and substantially funded by anti-mining groups.

MSR representatives have continued to engage with community leaders, indigenous groups, government agencies, and international mediation experts to positive effect. The Company has recently seen progress aimed at peacefully resolving the roadblock and constructive dialogue continues today.
Conference Call
Tahoe’s senior management will host a conference call and webcast to discuss the Q2 2018 results on Thursday, August 2, 2018 at 10:00 a.m. ET (7:00 a.m. PT). To join the call, please dial:
1-800-319-4610 (toll free from Canada and the U.S.)
+1-604-638-5340 (from outside Canada and the U.S.)
The webcast will be available on the Company’s website at http://www.tahoeresources.com/investor-relations/, as will a recording of the call later in the day. Complete financial results for Q2 2018 including the Company’s Management Discussion & Analysis and other filings will be posted on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and on the Company’s website.

MINING FOR SUSTAINABLE VALUE	3

About Tahoe Resources Inc.
Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.
Qualified Person Statement
Technical information in this news release has been approved by Thomas F. Fudge, Vice President Operations, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.
For further information, please contact:
Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

MINING FOR SUSTAINABLE VALUE	4

SELECTED OPERATIONAL RESULTS
Selected quarterly segmented operational information from continuing operations for Q2 2018 and Q2 2017 was as follows:

	Q2 2018/Q2 2017
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues ($ 000's)	$—	$48,241	$28,150	$50,741	$127,132
	$73,416	$56,741	$25,801	$53,618	$209,576
Silver produced (000’s ozs)	—	5	25	5	35
	4,078	7	31	5	4,121
Gold produced (000’s ozs)	—	36	24	42	103
	2	48	21	41	112
Silver sold (000’s ozs)	—	6	24	5	35
	4,247	5	31	5	4,288
Gold sold (000's ozs)	—	37	21	39	97
	2	46	20	43	110
Average realized price (per oz)
Silver	$—	$—	$—	$—	$—
	$15.72	$—	$—	$—	$15.72
Gold	$—	$1,296	$1,315	$1,303	$1,303
	$1,248	$1,241	$1,251	$1,255	$1,248
Costs per ounce produced(1)
Total cash costs net of by-product credits silver	$—	$—	$—	$—	$—
	$6.73	$—	$—	$—	$6.73
Total cash costs net of by-product credits gold	$—	$680	$678	$750	$708
	$—	$579	$590	$633	$601
All-in sustaining costs net of by-product credits silver	$—	$—	$—	$—	$—
	$10.01	$—	$—	$—	$10.01
All-in sustaining costs net of by-product credits gold	$—	$1,039	$1,036	$1,092	$1,060
	$—	$789	$1,020	$1,032	$925
Capital Expenditures
Sustaining Capital ($ 000's)	$206	$8,686	$5,569	$10,601	$24,856
	$9,147	$6,414	$4,870	$11,850	$16,736
Non-Sustaining Capital ($ 000's)	$—	$—	$35,471	$16,292	$51,763
	$—	$—	$11,842	$19,507	$31,349

(1)	Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this news release.

(2)	Numbers may not calculate due to rounding.

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Selected quarterly segmented operational information from continuing operations for Q2 YTD 2018 and Q2 YTD 2017 was as follows:

	Q2 YTD 2018/Q2 YTD 2017
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$(7)	$112,707	$53,274	$101,100	$267,074
	$186,523	$115,775	$45,250	$113,074	$460,622
Silver produced (000’s ozs)	—	11	49	9	69
	9,692	14	65	11	9,782
Gold produced (000’s ozs)	—	79	43	72	193
	4	101	41	85	231
Silver sold (000’s ozs)	—	16	48	9	74
	9,773	13	58	11	9,855
Gold sold (000's ozs)	—	86	40	77	203
	4	95	36	92	226
Average realized price (per oz)
Silver	$—	$—	$—	$—	$—
	$17.70	$—	$—	$—	$17.70
Gold	$—	$1,309	$1,321	$1,314	$1,315
	$1,281	$1,218	$1,232	$1,206	$1,222
Costs per ounce produced(1)
Total cash costs net of by-product credits silver	$—	$—	$—	$—	$—
	$6.15	$—	$—	$—	$6.15
Total cash costs net of by-product credits gold	$—	$680	$678	$750	$708
	$—	$544	$587	$639	$587
All-in sustaining costs net of by-product credits silver	$—	$—	$—	$—	$—
	$8.91	$—	$—	$—	$8.91
All-in sustaining costs net of by-product credits gold	$—	$1,039	$1,036	$1,092	$1,060
	$—	$733	$949	$1,052	$892
Capital Expenditures
Sustaining Capital ($ 000's)	$1,670	$14,887	$10,646	$21,891	$32,554
	$19,062	$12,319	$7,523	$26,436	$26,475
Non-Sustaining Capital ($ 000's)	$—	$—	$55,411	$32,489	$87,900
	$—	$—	$17,508	$29,336	$46,844

(1)	Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this news release.

(2)	Numbers may not calculate due to rounding.

MINING FOR SUSTAINABLE VALUE	6

CAUTIONARY NOTE ON NON-GAAP FINANCIAL MEASURES
The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, and cash provided by operating activities before changes in working capital. These measures are not defined under IFRS and should not be considered in isolation. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from the Escobal mine and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.
The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing the total operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below.
Consolidated adjusted earnings and consolidated adjusted earnings per share
The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings)” and consolidated adjusted earnings per share (“adjusted earnings per share”) as non-GAAP measures of a precious metals mining company’s operating performance. These measures have no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives other than provisionally priced trade receivables, v) gains or losses on sale of assets and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.
The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

$ thousands unless otherwise indicated	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Earnings (loss)	$(15,553)	$33,487	$(22,415)	$117,561
Unrealized foreign exchange loss (gain)	446	359	100	1,823
Adjusted earnings (loss)	$(15,107)	$33,846	$(22,315)	$108,914

Weighted average common shares outstanding
Basic (000’s)	313,253	312,787	313,222	312,430
Diluted (000’s)	313,253	312,869	313,222	312,510
Adjusted earnings (loss) per share
Basic	$(0.05)	$0.11	$(0.07)	$0.35
Diluted	$(0.05)	$0.11	$(0.07)	$0.35

MINING FOR SUSTAINABLE VALUE	7

Total cash costs before and net of by-product credits
The Company reports total cash costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute ("The Institute”) for the reporting of total cash costs (silver) and the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken alone, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.  Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.
Total cash costs per ounce of produced silver net of by-product credits incorporate all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation which are non-cash in nature, and include by-product gold, lead and zinc credits, and treatment and refining charges included within revenue.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced silver net of by-product credits to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits as the Company considers that the cost to produce the silver is reduced as a result of the by-product sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.
Total cash costs (silver)
Total cash costs per ounce of produced silver, net of by-product credits

$ thousands unless otherwise indicated	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Total operating costs (cost of sales)(1)	$—	$42,369	$—	$95,854
Depreciation and depletion	—	(14,451)	—	(29,052)
Change in product inventory	—	6,189	—	6,329
Treatment and refining charges	—	6,934	—	16,205
Total cash costs before by-product credits	$—	$41,041	$—	$89,336
By-product credits(2)		(13,590)		(29,740)
Total cash costs net of by-product credits	$—	$27,451	$—	$59,596
Silver ounces sold in concentrate (000’s)	—	4,247	—	9,773
Silver ounces produced in concentrate (000’s)	—	4,078	—	9,692
Total operating costs (cost of sales) per ounce sold	$—	$9.98	$—	$9.81
Total cash costs per ounce produced before by-product credits	$—	$10.06	$—	$9.22
Total cash costs per ounce produced net of by-product credits	$—	$6.73	$—	$6.15

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

(2)	Gold, lead and zinc by-product credits are calculated as follows:

	Q2 2018				Q2 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	—	—	—	—	1,619	$1,248	$2,021	$0.50
Lead Tonnes	—	—	—	—	2,026	$2,147	$4,350	$0.95
Zinc Tonnes	—	—	—	—	2,767	$2,609	$7,219	$1.48

MINING FOR SUSTAINABLE VALUE	8

	Q2 YTD 2018				Q2 YTD 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	—	—	—	—	3,554	$1,281	$4,555	$0.47
Lead Tonnes	—	—	—	—	4,085	$2,369	$6,979	$1.00
Zinc Tonnes	—	—	—	—	5,568	$2,785	$15,508	$1.60

(3)	Numbers in tables may not calculate due to rounding.

Total cash costs (gold)
Total cash costs per ounce of produced gold, net of by-product credits

$ thousands unless otherwise indicated	Q2 2018
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$36,499	$20,380	$47,944	$104,823
Depreciation and depletion	(13,365)	(4,461)	(16,235)	(34,061)
Change in product inventory	1,316	962	(181)	2,097
Smelting and refining charges	191	96	36	323
Total cash costs before by-product credits	24,641	16,977	31,564	73,182
Silver credit(2)	(79)	(392)	(89)	(560)
Total cash costs net of by-product credits	24,562	16,585	31,475	72,622
Gold ounces sold (000’s)	37.4	21.2	38.9	97.5
Gold ounces produced (000’s)	36.1	24.5	42.0	102.6
Total operating costs (cost of sales) per ounce sold	$975	$963	$1,232	$1,075
Total cash costs per ounce produced before by-product credits	$682	$694	$752	$713
Total cash costs per ounce produced net of by-product credits(3)	$680	$678	$750	$708

	Q2 YTD 2018
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$80,070	$40,833	$98,738	$219,641
Depreciation and depletion	(27,771)	(10,319)	(32,231)	(70,321)
Change in product inventory	(1,621)	275	(2,716)	(4,062)
Smelting and refining charges	397	178	66	641
Total cash costs before by-product credits	51,075	30,967	63,857	145,899
Silver credit(2)	(257)	(802)	(157)	(1,216)
Total cash costs net of by-product credits	50,818	30,165	63,700	144,683
Gold ounces sold (000’s)	86.2	39.8	76.9	202.9
Gold ounces produced (000’s)	78.5	42.7	72.1	193.4
Total operating costs (cost of sales) per ounce sold	$929	$1,026	$1,284	$1,083
Total cash costs per ounce produced before by-product credits	$651	$725	$886	$754
Total cash costs per ounce produced net of by- product credits	$647	$706	$883	$748

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

(2)	Consolidated silver by-product credits are calculated as follows:

	Q2 2018				Q2 YTD 2018
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces (000's)	39,651	$16.18	$560	$5.46	73,847	$16.47	$1,216	$6.29

(3)	Numbers in tables may not calculate due to rounding.

MINING FOR SUSTAINABLE VALUE	9

$ thousands unless otherwise indicated	Q2 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$33,772	$17,702	$41,448	$92,922
Depreciation and depletion	(4,979)	(3,871)	(14,333)	(23,183)
Change in product inventory	(1,247)	(805)	(890)	(2,942)
Smelting and refining charges	250	97	35	382
Total cash costs before by-product credits	27,796	13,123	26,260	67,179
Silver credit(2)	(92)	(539)	(88)	(719)
Total cash costs net of by-product credits	27,704	12,584	26,172	66,460
Gold ounces sold (000’s)	45.7	20.2	42.7	108.6
Gold ounces produced (000’s)	47.9	21.3	41.4	110.6
Total operating costs (cost of sales) per ounce sold	$739	$876	$971	$856
Total cash costs per ounce produced before by-product credits	$580	$616	$634	$607
Total cash costs per ounce produced net of by-product credits	$578	$591	$632	$601

	Q2 YTD 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$65,347	$35,097	$85,870	$186,314
Depreciation and depletion	(10,947)	(9,975)	(29,501)	(50,423)
Change in product inventory	127	(252)	(1,794)	(1,919)
Smelting and refining charges	567	185	92	844
Total cash costs before by-product credits	55,094	25,055	54,667	134,816
Silver credit(2)	(221)	(1,008)	(191)	(1,420)
Total cash costs net of by-product credits	54,873	24,047	54,476	133,396
Gold ounces sold (000’s)	94.6	35.9	92.1	222.6
Gold ounces produced (000’s)	100.8	41.0	85.3	227.1
Total operating costs (cost of sales) per ounce sold	$691	$978	$932	$837
Total cash costs per ounce produced before by-product credits	$547	$611	$641	$594
Total cash costs per ounce produced net of by- product credits	$544	$587	$639	$587

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.

(2)	Silver by-product credits are calculated as follows:

	Q2 2017				Q2 YTD 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	41,875	$16.72	$719	$6.50	82,020	$15.80	$1,422	$6.26

(3)	Numbers in tables may not calculate due to rounding.

MINING FOR SUSTAINABLE VALUE	10

All-in sustaining costs
The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.
All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
All-in sustaining costs (silver)
Total all-in sustaining costs per ounce of produced silver, net of by-product credits
The following tables reconciling total all-in sustaining costs per ounce of produced silver, net of by-product credits to the consolidated financial statements should be read in conjunction with the prior tables which reconcile total cash costs net of by-product credits to total operating costs.

$ thousands unless otherwise indicated	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Total cash costs net of by-product credits	$—	$27,451	$—	$59,596
Sustaining capital(1)	—	9,147	—	19,062
Exploration	—	243	—	498
Reclamation cost accretion	—	62	—	123
General and administrative expenses	—	3,894	—	7,032
All-in sustaining costs	$—	$40,797	$—	$86,311
Silver ounces produced in concentrate (000’s)	—	4,078	—	9,692
All-in sustaining costs per ounce produced net of by-product credits	$—	$10	$—	$8.91

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures.

(2)	Numbers in table may not calculate due to rounding.
All-in sustaining costs (gold)
Total all-in sustaining costs per ounce of produced gold, net of by-product credits

$ thousands unless otherwise indicated	Q2 2018
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$24,562	$16,585	$31,475	$72,622
Sustaining capital	8,686	5,569	10,601	24,856
Exploration	374	901	783	2,058
Reclamation cost accretion	345	104	50	499
General and administrative expenses	3,558	2,193	2,934	8,685
All-in sustaining costs	$37,525	$25,352	$45,843	$108,720
Gold ounces produced (000’s)	36.1	24.5	42.0	102.6
All-in sustaining costs per ounce produced net of by-product credits	$1,039	$1,036	$1,092	$1,060

MINING FOR SUSTAINABLE VALUE	11

	Q2 YTD 2018
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$50,818	$30,165	$63,700	$144,683
Sustaining capital	14,887	10,646	21,891	47,424
Exploration	687	1,703	1,931	4,321
Reclamation cost accretion	691	209	98	998
General and administrative expenses	6,799	4,400	5,339	16,538
All-in sustaining costs	$73,882	$47,123	$92,959	$213,964
Gold ounces produced (000’s)	78.5	42.7	72.1	193.4
All-in sustaining costs per ounce produced net of by-product credits	$941	$1,103	$1,289	$1,106

(1)	Numbers in tables may not calculate due to rounding.

$ thousands unless otherwise indicated	Q2 2017
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$27,704	$12,584	$26,172	$66,460
Sustaining capital	6,414	4,870	11,850	23,134
Exploration	481	1,795	2,290	4,566
Reclamation cost accretion	336	220	34	590
General and administrative expenses	2,841	2,302	2,372	7,515
All-in sustaining costs	$37,776	$21,771	$42,718	$102,265
Gold ounces produced in doré (000’s)	47.9	21.3	41.4	110.6
All-in sustaining costs per ounce produced net of by-product credits	$789	$1,022	$1,032	$925

	Q2 YTD 2017
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$54,871	$24,047	$54,476	$133,394
Sustaining capital	12,319	7,523	26,436	46,278
Exploration	555	2,796	4,317	7,668
Reclamation cost accretion	687	430	58	1,175
General and administrative expenses	5,490	4,121	4,403	14,014
All-in sustaining costs	$73,922	$38,917	$89,690	$202,529
Gold ounces produced in doré (000’s)	100.8	41.0	85.3	227.1
All-in sustaining costs per ounce produced net of by-product credits	$733	$949	$1,051	$892

(1)	Numbers in tables may not calculate due to rounding.

MINING FOR SUSTAINABLE VALUE	12

Cash provided by operating activities before changes in working capital
Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that these measures provide useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.
The non-GAAP measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

$ thousands unless otherwise indicated	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Cash provided by operating activities before changes in working capital(1)	$31,842	$99,446	$70,351	$232,296
Net cash provided by operating activities(1)	$18,201	$96,068	$40,348	$174,646
Basic weighted average common shares outstanding	313,253	312,787	313,222	312,430

(1)
Refer to the condensed interim consolidated statements of cash flows in the Company’s interim financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements include, but are not limited to, statements related to the following: in regards to the status of the appeals to the Guatemalan Constitutional Court (i) of the decision by the Supreme Court of Guatemala ordering MEM to conduct consultation with indigenous populations in certain designated locations in and around the Escobal Mine, (ii) of the decision by the Supreme Court of Guatemala reinstating the Company’s mining license in respect of the Escobal mine, and (iii) relating to Escobal’s export credential, the timing for such appeals to be decided and the likelihood of adverse decisions by the Constitutional Court; the timing and results of other court proceedings and pending litigation; the timing and likelihood of resolving the road blockage affecting the Escobal mine; the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates; production, cost and capital targets for the Company’s gold operations in 2018, and the expectation of meeting such targets; growing gold production to approximately one half million ounces in 2019; the timing and cost of the overall expansion at Shahuindo, including the expansion of the adsorption, desorption and refining (ADR) plant, the power transmission line and substation, leach pad 2B and associated ancillary projects, the design, procurement, construction and commissioning of the 24,000 tpd crushing and agglomeration circuit at Shahuindo, as well as the expansion of the Shahuindo mine to a production capacity of 36,000 tpd, with construction expected to be completed in Q4 2018 and commissioning to be completed by year-end; the estimated cost and timing of completion of the Bell Creek shaft project and tailings pond expansion, with construction expected to be completed in early Q4 2018 and final commissioning through the end of the year; management's estimate that the Bell Creek mill can achieve sustainable average throughput of approximately 4,400 tpd with minimal additional capital expenditure; care and maintenance plans at Escobal; and expected working capital requirements.
Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins Mines; studies and development efforts on the La Arena II deposit; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt and renewal of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other

MINING FOR SUSTAINABLE VALUE	13

metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the ability to resolve the protests and road blockages of the Escobal Mine; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and possible outcome of the pending appeal with the Constitutional Court; the timing and ability of the Company to resume operations in the event the suspension of the mining license to Minera San Rafael for the Escobal Mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal Mine, are renewed or re-issued and all roadblocks are resolved, and relationships with the Company’s partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; un-appealable judicial decisions; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation. For a more detailed discussion of risks relevant to the Company, see “Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business” and “- Risk Factors Relating to Tahoe’s Shares” in the Company’s Annual Information Form and Form 40-F, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.
CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES REGARDING RESERVES AND RESOURCES
The Mineral Resource and Mineral Reserve estimates contained in this news release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and

MINING FOR SUSTAINABLE VALUE	14

great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this news release containing descriptions of the Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

MINING FOR SUSTAINABLE VALUE	15

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS
Selected quarterly consolidated financial information from continuing operations is as follows:

$ thousands unless otherwise indicated	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Metal Sold
Silver (000’s ozs)	35	4,289	74	9,855
Gold (000’s ozs)	97.5	110.3	202.9	231.4
Lead (000’s t)	—	2.0	—	4.2
Zinc (000’s t)	—	2.8	—	6.1
Realized Price
Silver in concentrate (per oz)	$—	$15.72	$—	$17.70
Gold in doré (per oz)	$1,303	$1,248	$1,315	$1,281
Lead (per t)	$—	$2,138	$—	$2,359
Zinc (per t)	$—	$2,601	$—	$2,778
LBMA/LME Price(1)
Silver (per oz)	$16.53	$17.21	$16.65	$17.32
Gold (per oz)	$1,306	$1,257	$1,318	$1,238
Lead (per t)	$2,388	$2,161	$2,456	$2,221
Zinc (per t)	$3,112	$2,596	$3,268	$2,690
Revenues	$127,132	$209,576	$267,074	$460,622
Total operating costs	$113,855	$135,291	$239,801	$282,168
Earnings from operations	$13,277	$74,285	$27,273	$178,454
Earnings (loss)	$(15,553)	$33,487	$(22,415)	$108,183
Earnings (loss) per common share
Basic	$(0.05)	$0.11	$(0.07)	$0.35
Diluted	$(0.05)	$0.11	$(0.07)	$0.35
Adjusted earnings (loss)(2)	$(15,107)	$33,846	$(22,315)	$108,918
Adjusted earnings (loss) per common share(2)
Basic	$(0.05)	$0.11	$(0.07)	$0.35
Diluted	$(0.05)	$0.11	$(0.07)	$0.35
Weighted average shares outstanding - Basic	313,253	312,787	313,222	312,430
Weighted average shares outstanding - Diluted	313,253	312,869	313,222	312,510
Dividends paid	$—	$18,740	$—	$37,435
Cash flow provided by operating activities	$18,201	$96,068	$40,348	$174,646
Cash flow provided by operating activities before changes in working capital	$31,842	$99,446	$70,351	$232,296
Cash and cash equivalents	$69,744	$190,636	$69,744	$190,636
Total assets	$3,097,976	$3,129,228	$3,097,976	$3,129,228
Revolving Debt	$75,000	$—	$75,000	$—
Total long-term liabilities	$365,942	$316,510	$365,942	$316,510
Costs per silver ounce produced(2)
Total cash costs net of by-product credits	$—	$6.73	$—	$6.15
All-in sustaining costs per silver ounce net of by-product credits	$—	$10.01	$—	$8.91
Costs per gold ounce produced(2)
Total cash costs net of by-product credits	$708	$601	$748	$587
All-in sustaining costs per gold ounce net of by-product credits	$1,060	$925	$1,106	$892

(1)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(2)
Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this news release and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Numbers may not calculate due to rounding.

MINING FOR SUSTAINABLE VALUE	16